[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

February 24, 2012

BY EDGAR

Vincent J. DiStefano, Esquire
Senior Counsel
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Re:	RiverPark Funds Trust (the “Trust”)
File Nos.:  333-167778 and 811-22431

Dear Mr. DiStefano:

On behalf of the Trust and its underlying series, RiverPark Long/Short Opportunity Fund (“L/S Fund”) and RiverPark/Gargoyle Hedged Value Fund (“RiverPark/Gargoyle Fund” and together with L/S Fund, the “Funds”) this letter is in response to the comments  of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on February 13, 2012 (the “Comments”), regarding the Funds’ initial registration statement on Form N-1A to register common shares of beneficial interest of the Funds filed on December 27, 2011 (the “Registration Statement”).

The Staff’s comments have been reproduced in bold typeface below, each immediately followed by the Trust’s responses.  Applicable changed pages of the proposed amendment to the Registration Statement follow this response letter.

Prospectus

1.	Comment: Interest Expense and Dividends on Short Positions should either be indented as a subpart of Other Expenses in L/S Fund’s Fee Table, or it should be moved to appear above Other Expenses.

Response:  The Fund has moved the Interest Expense and Dividends on Short Positions to appear above Other Expenses.

2.
Comment:  Confirm the expense limitation agreement will remain in effect for at least 12 months and disclose accordingly in Footnote 2 to each Fund’s Fee Table.  In addition, confirm supplementally that the Trust’s Board of Directors has no intention to terminate this agreement during next 12 months.

Vincent J. DiStefano, Esquire
February 24, 2012

Response:  The Fund hereby confirms that the expense limitation agreement will remain in effect for at least 12 months and has added disclosure to that effect to Footnote 2 of each Fund’s Fee Table.  The Fund hereby confirms, on behalf of the Board, that the Board has no intention to terminate this agreement during the next 12 months.

3.
Comment:  Disclose the types of equity securities in which the L/S Fund will invest and the market capitalization range of the issuers in which it will invest.  In addition, supplementally state to what extent the L/S Fund will invest outside of the United States and whether any such investments will include the securities of issuers located in emerging markets.  Furthermore, confirm supplementally or disclose as appropriate whether the L/S Fund will invest with any industry concentration.

Response:  The equity securities in which the L/S Fund will invest will primarily be common stocks of U.S. companies, but the Fund may also invest up to 10% of its assets in preferred stocks of such companies.  The Fund will primarily invest in U.S. securities, but may invest up to 15% of its assets in the securities of foreign issuers, including those located in emerging markets.  However, any such investments in emerging markets would represent less than 10% of the Fund’s assets.  The L/S Fund will invest in the securities of issuers of any capitalization level.  Accordingly, the L/S Fund has added risk disclosure to its Summary Section with regard to investments in foreign securities and in smaller capitalization companies.  In addition, risks relating to preferred stocks and investments in emerging markets have been added to the non-principal risks section in the prospectus.  The Fund hereby confirms that it will not invest with any industry concentration.

4.
Comment:  Disclose the types of equity securities in which the RiverPark/Gargoyle Fund will invest.  In addition, supplementally state to what extent the RiverPark/Gargoyle Fund will invest outside of the United States and whether any such investments will include the securities of issuers located in emerging markets.  Furthermore, confirm supplementally or disclose as appropriate whether the RiverPark/Gargoyle Fund will invest with any industry concentration.

Response:  The equity securities in which the RiverPark/Gargoyle Fund will invest will primarily be common stocks of U.S. companies, but the Fund may also invest up to 10% of its assets in preferred stocks of such companies.  The Fund will invest only in U.S. securities, including foreign companies that are listed on a U.S. stock exchange.  The Fund will not invest in the securities of issuers located in emerging markets.  The RiverPark/Gargoyle Fund will invest in the securities of issuers with medium to large capitalization levels.  Accordingly, the RiverPark/Gargoyle Fund has added risk disclosure to its Summary Section with regard to investments in medium capitalization companies.  In addition, risks relating to preferred stocks have been added to the non-principal risks section in the prospectus.  The Fund hereby confirms that it will not invest with any industry concentration.

5.	Comment: Disclose the types of derivatives in which the L/S Fund will invest and state how they will be used to enhance the Fund’s risk return profile and to manage market and industry exposure.

Vincent J. DiStefano, Esquire
February 24, 2012

Response:  The Fund has enhanced the disclosure to state that the types of derivative securities in which it may invest includes call options, put options and swap contracts.  The Fund has further enhanced the disclosure regarding its use of derivates to state that the Fund will primarily use options, calls and puts, to make investments that have less downside risk as compared to investment directly in the equities underlying the option.  The Fund does not intend to use options for the purpose of gaining leverage to any material degree.  In addition, the Fund has added the following examples of strategies the Fund may pursue using options: (i) selling calls on existing positions, (ii) selling puts in cases where a decline in the value of a stock would trigger the Adviser’s decision to purchase the stock pursuant to the Fund’s strategy, (iii) purchasing calls where there is the Adviser perceives there to be significant downside risk associated with the underlying stock, and (iv) purchasing puts to hedge existing long positions.  In addition, the Fund has added disclosure to state that swaps will be used when the Adviser determines such contracts to be a cost effective and more efficient manner to gain exposure to securities as compared to direct investment in the underlying security.

6.	Comment: Because the L/S Fund includes a principal risk associated with growth stocks, add growth strategy disclosure to the Principal Investment Strategies section.

Response:  The L/S Fund has added the following growth strategy disclosure to the Principal Investment Strategies section.

The Adviser uses a fundamental research driven approach to identify those industries and companies with the strongest growth prospects for revenue, earnings and/or cash flow over the medium and long term and seeks to buy stock in those companies at attractive valuations.

7.	Comment: If the L/S Fund will invest in securities of issuers that have a market capitalization other than large cap, add risk disclosure accordingly.

Response:  The L/S Fund has added risk disclosure regarding investments in small and medium capitalization companies to the principal risks of investing in the Fund.

8.	Comment: Consider disclosing risks of derivates, investing in foreign securities and investing in emerging markets, if applicable to the L/S Fund.

Response:  The L/S Fund has added risk disclosure regarding investments in options, swaps and foreign securities to the principal risks of investing in the Fund and regarding investments in emerging markets to the non-principal risks of investing in the Fund.

9.
Comment:  With regard to the information set forth under the heading Performance in each Fund’s Summary Section, supplementally advise whether  the facts with respect to the performance of the “predecessor partnership” of each Fund are analogous to those proposed in the No-Action Letter request from Mass Mutual Institutional Funds or that from Nicholas-Applegate Mutual Funds.  Revise the disclosure according to the conditions of the applicable Letter.  In addition, supplementally advise the Staff whether the applicable investment adviser managed other similar partnerships during the same time period that did not perform as well.

Vincent J. DiStefano, Esquire
February 24, 2012

Furthermore, consider whether it is accurate to state the following and whether such disclosure should be revised (e.g., did the predecessor partnerships comply with all restrictions under the 1940 Act that will be applicable to the Funds):

During its operating history, the predecessor partnership’s investment goals, policies, guidelines and restrictions were, in all material respects, equivalent to the Fund’s.

Response:  Each Fund hereby asserts that the facts and circumstances relating to its predecessor partnership are analogous to those set forth in the No-Action Letter request from MassMutual Institutional Funds, rather than in that from Nicholas-Applegate Mutual Funds.  Each Fund has revised its disclosure accordingly.  Each Fund hereby further asserts that the applicable investment adviser did not manage any other similar partnerships during the time period that did not perform as well.  The Fund has considered the disclosure set forth in Comment No. 9 and believes that the only differences with respect to the predecessor partnership and the Fund are that the predecessor partnership did not distribute its income and that it was subject to monthly withdrawals, rather than daily redemptions as the Fund will be.  However, the Fund does not believe either of these differences had any material impact.  Upon reviewing MassMutual, the Fund has slightly revised the disclosure to more closely track the language of MassMutual.  With regard to the L/S Fund, the same portfolio manager, Mitchell Rubin, managed the predecessor partnership as will manage the Fund.  The entity that served as the general partner of the predecessor partnership is under common ownership with the L/S Fund’s investment adviser.  With regard to RiverPark/Gargoyle Fund, the investment adviser of the predecessor partnership was the same entity as that which will serve as the sub-adviser to the RiverPark/Gargoyle Fund.

10.	With regard to the information set forth under the heading Performance in each Fund’s Summary Section, add “as of the date of this prospectus” to the following sentence as set forth below:

“Because the Fund has not begun operations as of the date of this prospectus…”

Response:  Each Fund has added the requested disclosure.

11.
Comment:  Supplementally explain the response “N/A” in the Average Annual Total Returns table for RiverPark Opportunity Fund L.P. for the line items Return after Taxes on Distributions and Return after Taxes on Distributions and Sale of Fund Shares.  Consider whether this response should be revised.

Response:  Each predecessor partnership, as a limited partnership that was not regulated as an investment company under Subchapter M of the Internal Revenue Code, as amended, did not distribute income.  Therefore, the Fund believes that the response “N/A” is accurate.

12.
Comment:  Regarding both Funds, remove the last sentence of the subsection Purchase and Sale of Fund Shares (i.e., “Transactions received, in good order, before the close of trading on the New York Stock Exchange (usually 4:00 p.m.

Vincent J. DiStefano, Esquire
February 24, 2012

Eastern Time) receive the next calculated net asset value.”) from the Summary Section.

Response:  Each Fund has deleted the disclosure as requested.

13.
Comment:  Consider whether the RiverPark/Gargoyle Fund intended to use the word “notional” instead of “nominal” in the following sentence.  If yes, advise supplementally how the RiverPark/Gargoyle Fund will comply with the restrictions of the Investment Company Act of 1940 if its short positions exceed 100% of the value of its Stock Portfolio.

The Fund expects to maintain a short option position with a nominal value of between 80% and 200% of the value of the Stock Portfolio.

Response:  The Fund has considered the disclosure and has revised it as follows.

The Fund intends to have an overall net market exposure of between 35% and 65%.

Supplementally, the Fund notes that, on a delta-adjusted basis, the net exposure of the Fund will be rebalanced at least monthly to a net exposure of approximately 50%.  The Fund’s net exposure will be permitted to vary between 35% and 65% net long.

14.
Comment:  Consider whether the risks of investing in the securities of mid cap issuers and of foreign securities should be disclosed as principal risks of the RiverPark/Gargoyle Fund (i.e., whether either such investment will represent over 10% of the Fund’s investments).

Response:  As set forth in response to Comment No. 4 above, the Fund only invests in foreign issuers that are listed on U.S. exchanges and therefore, the Fund does not believe that the risks associated with foreign securities is applicable, either as a principal or non-principal risk.  The Fund’s investments in mid cap issuers may exceed 10% of its assets and, therefore, the Fund has added a risk regarding investment in medium capitalization issuers to its principal risks.

15.
Comment:  Because RiverPark/Gargoyle Fund is permitted to invest over 10% of its assets in illiquid securities, confirm supplementally that investing in illiquid securities is not a principal strategy of the Fund or move the disclosure and associated risks to the Fund’s Summary Section.

Response:  The Fund hereby confirms that investing in illiquid securities is not a principal strategy.

16.	Comment: Confirm supplementally that the risks set forth under the heading “Additional Risks” are considered “non-principal” risks applicable to the Funds.

Response:  The Fund hereby confirms that the risks set forth under the heading “Additional Risks” are considered “non-principal” risks applicable to the Funds.

Vincent J. DiStefano, Esquire
February 24, 2012

17.	Comment: If the expected annual portfolio turnover rate for a Fund exceeds 100%, move the Portfolio Turnover Risk to such Fund’s Summary Section under Principal Risks.

Response:  Each Fund expects its portfolio turnover to exceed 100% and, therefore, each Fund has moved the Portfolio Turnover Risks to its Summary Section.

18.	Comment: Confirm supplementally that the risks of investing in REIT is not a principal risk of either Fund.

Response:  Each Fund hereby confirms that investing in REITs is not a principal risk of either Fund.

19.
Comment:  Confirm supplementally that the Acquired Fund Fees and Expenses (“AFFE”) during each Fund’s first year of operations are expected to be less than 0.01%, or disclose such AFFE in such Fund’s Fee Table.

Response:  The L/S Fund may sell short certain exchange-traded funds.  Under such circumstances, the Fund would not be liable for any expenses associated with such ETFs.  This being the only expected investments of the L/S Fund in other investment companies, the Fund hereby confirms that it does not expect to incur AFFE equal to or greater than 0.01% during its first year of operations.  The RiverPark/Gargoyle Fund does not intend to invest in other investment companies.

20.	Comment: Clarify how the Adviser managed the predecessor partnership since its inception if the Adviser was not formed until 2009.

Response:  The current disclosure states that the same portfolio manager managed the predecessor partnership as will manage the Fund, which is an accurate statement.  Mitchell Rubin has managed the predecessor partnership since its inception and will be the portfolio manager for the Fund.  Supplementally, the Fund confirms that the Adviser and the predecessor partnership’s general partner are under common ownership.

Statement of Additional Information

21.	Comment: Revise the column heading to clarify that other directorships held by the Trustees includes all other directorships during the last 5 years.

Response:  The Fund has revised the column headings and disclosures as requested.

*    *    *    *    *    *    *    *    *    *

On behalf of the Trust, Morty Schaja, President of the Funds, acknowledges by letter under separate cover dated February 24, 2012, that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the

Vincent J. DiStefano, Esquire
February 24, 2012

filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing.  Moreover, the Funds will not assert the affirmative action by the Commission to declare the Funds’ registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530.

Very truly yours,

/s/ Mary Stokes

Mary Stokes